0-17741

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM ~~10-KSB~~ ARLS

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **FEBRUARY 29, 2004**

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **0-28887**

EPOLIN, INC.

(Name of Small Business Issuer in Its Charter)

New Jersey (State or other jurisdiction of incorporation or organization)	**22-2547226** (I.R.S. Employer Identification Number)
358-364 Adams Street Newark, New Jersey (Address of principal executive offices)	**07105** (Zip Code)

Issuer's telephone number, including area code: **(973) 465-9495**

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act: **Common Stock (no par value)**

Check whether the Issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

State Issuer's revenues for its most recent fiscal year: $2,733,892

As of April 23, 2004, the aggregate market value of the Common Stock held by non-affiliates of the Issuer (7,317,155 shares) was approximately $4,573,000. The number of shares outstanding of the Common Stock (no par value) of the Issuer as of the close of business on April 23, 2004 was 11,840,355.

Documents Incorporated by Reference: None

EPOLIN, INC.

TABLE OF CONTENTS

PART I

PART II

PART III

Forward-Looking Statements

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs and assumptions made by the Company's management as well as information currently available to the management. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are discussed in this report under the caption "Uncertainties and Risk Factors" in Part I, Item 1 "Description of Business". The Company does not intend to update these forward-looking statements.

PART I

Item 1. Description of Business.

Introduction

Epolin, Inc. ("Epolin" or the "Company"), which was incorporated in the State of New Jersey in May 1984, is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of dyes and dye formulations. The Company's business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Its principal offices are located at 358-364 Adams Street, Newark, New Jersey 07105 and its telephone number is (973) 465-9495. The Company's web-site can be accessed at www.epolin.com.

The Company's wholly-owned subsidiary, Epolin Holding Corp. ("Epolin Holding"), was incorporated in the State of New Jersey as a real estate holding company. Epolin Holding became a wholly-owned subsidiary in January 1998.

Following completion of the Company's public offering in 1989, the Company's revenues were then primarily generated through the synthesis and sale of specialty organic chemical products. Building upon this base, the Company singled out near infrared dye technology as a most promising product line and since 1991 has emphasized the development, manufacture and sale of these dyes.

Paralleling the growth of the dye business, the Company maintains a level of production and sales of specialty products made on a custom basis. These include additives for plastics, thermochromic materials for use in paints as well as other specialty chemicals made in low volume to sell at prices that reflect the value of the product. However, unlike the dye business, the Company does not expect its specialty chemical business to grow.

Unless the context otherwise requires, all references herein to the "Company" refer to Epolin, Inc. and its consolidated subsidiary, Epolin Holding Corp.

Infrared Dyes

To management's knowledge, the Company is the largest producer of near infrared ("NIR") dyes in the world and offers the customer the most varied assortment of dyes absorbing in the NIR region of the spectrum (from 700 to 1600 NM). The dyes are sold as pure, crystalline, powders or as formulations or mixtures of dyes. Applications for these dyes cover several markets which are discussed in the following subsections.

Dyes for Laser Protection

The Company has sold near infrared dyes since 1990 to customers who manufacture and sell eyewear to protect personnel from the harmful effects of laser light. In the first stages of the Company's marketing efforts, the Company sold dyes that had a special capability to absorb the emissions of the neodynium-YAG laser. This laser was and is used by the military for range finders carried by tanks. Following the Company's success in selling dyes for military usage, new markets were developed selling to manufacturers of safety eyewear for personnel who worked with lasers or were exposed to very strong sources of infrared radiation.

Dyes for Welding

The Company sells dyes into a market that requires the use of absorptive dyes for face shields, helmets and goggles to protect personnel from the harmful effects of radiation from welding. Nationally prescribed specifications now state that welding shields must absorb specific levels of the infrared generated by the welding arc in order to protect personnel from eye damage. The specifications have come about because a number of studies had shown that excessive infrared radiation can cause the development of premature cataracts. Thus, for different levels of protection, a specific reduction of ultraviolet, visible and infrared emissions are now required. As a result, the Company now offers a line of dyes for welding that absorb the entire range of welding radiation. Management believes many welding customers and potential customers are attracted to the Company's dyes because they had been tied to dye suppliers who would only sell the dyes if the customer were to purchase the suppliers resin or formulated resin. Freedom to formulate any resin and do in plant injection molding of lenses or shields, has significant cost implications for these customers. The availability of the Company's dyes has allowed the Company to gain new customers. Management expects to see this welding market grow in the future not only because of increased sensitivity to the health effects of conventional welding methods but also because of the increasing use of lasers for welding. These instruments will require closer monitoring for exposure of personnel to laser light but will also require personnel peripheral to the welding operation to be protected.

Dyes for Security Inks

The Company has recently formulated NIR dyes into security inks, which absorb very little of the visible spectrum, and therefore cannot be detected at low concentrations in inks and paints. However, they can be viewed with a mechanical reader, and can therefore be deployed to verify authenticity in food and pharmaceutical labels, official documents, and credit cards. Commercialization of this segment has to date been in the area of silk screen inks for credit card manufacturing. Currency marking may be possible with the development of new formulations for jet and water soluble inks. The Company is also exploring the possibility of manufacturing and selling anti-stokes materials for similar applications. These materials are not NIR dyes, but have a high demand for security tagants. Reliable supply sources will need to be established to aggressively pursue this market opportunity.

Dyes for Specialty Filters

Management believes a market exists for filters that block certain frequencies in the near infrared and visible spectrum. Most of the inquiries in this market come from instrument makers who use glass filters containing rare earth oxides. These filters are expensive and are subject to chipping, shattering and other breakage. Management believes the use of a clear plastic filter containing the Company's dyes would lower cost and increase reliability. This market is under development. No assurance can be given that the Company will be able to successfully develop this market.

Dyes for Sun Protection

Premium-priced lenses that protect the human eye from NIR from the sun has not been an active market, but remains a potential market for the Company's dyes. Studies of the effects of NIR from the sun on the human eye may bring attention to this market in the future.

Dyes for Heat Shields

A potentially large market is thought to exist for a NIR dye that could block the heat from solar radiation while still allowing for high visibility, such as in sun roofs on automobiles. The Company has set its sights on this potential market by initiating research and development studies leading to dyes or dye combinations that can meet the tight requirements demanded by this market. Management believes that a formulation capable of withstanding deterioration from the sun over a useful life of at least seven years would be commercially viable, but has proven elusive. The Company is studying methods to improve performance under direct sunlight. No assurance can be given, however, that the foregoing can be demonstrated, or if demonstrated, that the Company will be able to successfully develop this market.

Dyes for Interlayer and Laminates

Laminated glass structures, with an interlayer of NIR dyes, may perform similar functions as the plastic heat shields described above, with the additional property of being shatterproof for potential automotive applications. Management believes that stability over a longer useful life is required to make these applications commercially viable. No assurance can be given that the Company will be able to successfully develop this market.

Specialty Chemical Products

Although the Company is heavily engaged in the manufacture and sale of dyes, the Company continues to maintain a level of production and sales of specialty products made on a custom basis. Such specialty chemical business, which does not represent greater than 10% of reported profits or losses of the Company, involves the preparation and sale of a variety of specialty chemical products on behalf of companies that sell into the adhesives, plastics, aerospace, pharmaceutical and flavors and fragrance industries. The Company's products primarily serve as intermediates, additives and process aids for complex chemical formulations. The Company markets its products to other companies who are in need of low level quantities of unique chemicals which provide specialized functions and are necessary elements in complex chemical mixtures manufactured by the Company's respective customers. The Company sustains this business because its customers find it economically inefficient to manufacture such low volume specialty chemicals for their own use. Raw materials utilized in connection with the preparation of specialty chemical products are either available from chemical suppliers or made by the Company in its own facilities.

This part of the Company's business is manufactured on an individual basis to meet each customers respective needs. Presently, the Company provides products used as components in plastics, process aids, adhesives and coatings, flavors and odorant mixtures, pharmaceutical and medical products and aerospace materials.

Effect of Compliance with Government Regulation

Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. Although the Company believes that its manufacturing processes do not result in the emission of volatile organic vapors into the atmosphere, and that the Company is not in violation of any State or

Federal environmental regulations, the Company is required to comply with such regulations with respect to manufacture, storage and/or disposal of toxic materials. To the Company's knowledge, it is in compliance with present regulations. However, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect the Company's business. In addition, the Company is subject to the State of New Jersey Industrial Site Recovery Act (ISRA), which, among other requirements, requires the Company to obtain prior approval before relocating its facilities or consummating a transaction that would result in a change in control of the Company. The Company's facilities are subject to inspection to ascertain whether the Company has complied with State environmental regulations. While the Company believes it has complied with such regulations, there can be no assurance that the Company will not be required to incur expenses to remedy any future environmental violations discovered. The Company registers all new and proprietary products with the Toxic Substances Control Agency (TSCA) which is required in order for the Company to offer for sale any new chemical product. No assurances can be given that such registrations will be approved for any new product.

During the years ended February 29, 2004 and February 28, 2003, the Company expended approximately $18,000 and $28,000, respectively, for compliance with environmental laws. Actual costs to be incurred in future periods may vary from the foregoing costs, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the Company does not expect that any sum it may have to pay in connection with environmental matters would have a materially adverse effect on its financial condition or results of operations in any one year.

Sources and Availability of Raw Materials

The Company purchases chemicals from several large chemical manufacturers and then further processes them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. During the year ended February 29, 2004, no significant difficulties were encountered in obtaining adequate supplies of raw materials.

Research and Development

The Company has made a commitment of resources to research and development for new dyes and for improvement of the Company's capability to provide technical services to its dye customers. New applications are pursued by a Director of Research under the direction of Dr. Cohen. Several programs for near infrared dyes are in various stages of commercialization, as generally described above. The Company's website is a constant source of new development ideas, as the scientific community is aware of the Company's expertise in the field of NIR dyes.

During the years ended February 29, 2004 and February 28, 2003, the amounts spent on research and development activities were approximately $374,000 and $292,000, respectively. All research and development costs are borne by the Company.

Competition

The Company generally experiences, in management's opinion, limited competition in all areas of its business from some companies many of which are larger and better financed. At the present time, however, the Company believes that it has a unique position as a supplier of near infrared dyes. Management believes that the only other suppliers of these dyes use them as a vehicle to sell other products. Management believes that these companies will not sell their dyes without bundling the dyes as part of other products. Such companies do not sell the pure dye which is done by the Company.

However, in the future, other dye manufacturers may change their policy and sell dye directly. This will present the Company with a challenge to its pricing structure. However, because of the Company's low overhead, it is believed that such a challenge can be met successfully.

Technological Obsolescence

The chemical and plastics industry is characterized by rapid technological changes. Although the near infrared dyes that form the major portion of the Company's product line have been used in protective eyewear since 1976, the field has proven to be an active one for other applications and the Company must anticipate competition to develop. To remain competitive, the Company has committed itself to make capital investments to maintain its position as a key dye supplier in this field. For example, there can be no assurance that the Company's dye technology will not be rendered less competitive, or obsolete, by the development by others of new methods to achieve laser safety and other forms of eye protection. Furthermore, to remain competitive, the Company may be required to make large, ongoing capital investments to develop and produce dyes at competitive prices. There is no assurance that can be given that the funds for such investments will be available to the Company.

Patents and Proprietary Protection

The Company does not rely upon patents for protection of its dye business. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to the Company's proprietary technologies.

Sales

A material portion of the Company's business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 29, 2004, approximately 65.3% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 42.0% of sales. During the year ended February 28, 2003, approximately 52.6% of sales were to four customers. Three of these customers, located in the Eastern United States, accounted for 43.4% of sales.

Employees

The Company presently employees eight persons on a full time basis. The Company's employees are not represented by labor unions.

Uncertainties and Risk Factors

In addition to other information and financial data set forth elsewhere in this report, the following risk factors should be considered carefully in evaluating the Company.

OPERATING RESULTS MAY FLUCTUATE. Our operating results may fluctuate because of a number of factors, many of which are beyond our control. Some of these factors that affect our results but which are difficult to control or predict are: the reduction, rescheduling or cancellation of orders by customers whether as a result of slowing demand for our products, stockpiling of our products or otherwise; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in product life cycles; changes in the mix of products that our customers buy; competitive pressures on selling prices; the ability of our customers to obtain products from their other suppliers; and general economic conditions.

DEPENDENCE ON KEY CUSTOMERS. Our customers are concentrated, so the loss of one or more key customers could significantly reduce our revenues. In fiscal 2004 and 2003, approximately 65.3% and 52.6%, respectively, of our revenues were from four customers. The loss of any of these customers could have a material adverse effect on the Company.

TECHNOLOGICAL CHANGES. The chemical and plastics industry is characterized by rapid technological changes, so our success depends heavily on our ability to develop and introduce new products. In this regard, the Company must make ongoing capital investments to develop and produce dyes at competitive prices. There is no assurance that can be given that the funds for such investments will continue to be available to the Company.

COMPETITION. Although the Company generally experiences, in management's opinion, limited competition in all areas of its business, there are other dye companies many of which are larger and better financed. Such companies do not, however, sell the pure dye which is done by the Company. In the future, other dye manufacturers may change their policy and sell dye directly. This will present the Company with a challenge to its pricing structure.

ENVIRONMENTAL REGULATION. Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. While the Company believes it has complied with such regulations, there can be no assurance that the Company will not be required to incur expenses to remedy any future environmental violations discovered. In addition, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect the Company's business.

PATENTS AND PROPRIETARY PROTECTION. The Company does not rely upon patents for protection of its dye business. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to the Company's proprietary technologies.

SOURCES AND AVAILABILITY OF RAW MATERIALS. The Company purchases chemicals from several large chemical manufacturers and then further processes them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. Nevertheless, there can be no assurance that raw materials will continue to be easily obtainable. Any difficulty in obtaining raw materials would have a material adverse effect on the Company's business.

WE ARE DEPENDENT ON KEY PERSONNEL. Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. Murray S. Cohen, the Company's Chairman of the Board and Chief Executive Officer, recently announced his intention to step down as Chief Executive Officer at an undetermined future date, while continuing to remain as Chairman of the Board and Chief Scientist for the Company. No assurance can be given that the Company will be able to find a suitable replacement for Dr. Cohen.

OUR STOCK PRICE MAY EXPERIENCE VOLATILITY. The market price of the Common Stock, which currently is listed in the OTC Bulletin Board, has, in the past, fluctuated over time and may in the future be volatile. The Company believes that there are a small number of market makers that make a market in the Company's Common Stock. The actions of any of these market makers could substantially impact the volatility of the Company's Common Stock.

DIVIDENDS. While the Company has paid two cash dividends in each of the three previous fiscal years, there can be no assurance that such dividends will continue. Any future dividends will depend on earnings, other financial requirements and other factors, many of which may be beyond the control of the Company.

OUR COMMON STOCK IS A PENNY STOCK. Our Common Stock is classified as a penny Stock, which is traded on the OTCBB. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the Common Stock. In addition, the "penny stock" rules adopted by the Securities and Exchange Commission subject the sale of the shares of the Common Stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission's rules may result in the limitation of the number of potential purchasers of the shares of the Common Stock. In addition, the additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market of the Company's Common Stock.

Except as required by the Federal Securities Law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Form 10-KSB or for any other reason.

Item 2. Description of Property.

The Company presently occupies approximately 19,500 square feet of manufacturing, warehouse and administrative space in Newark, New Jersey which property the Company has occupied since June 1989. In October 1996, Epolin Holding Corp. ("Epolin Holding"), a company formed by Dr. Cohen and Mr. Ivchenko, purchased the property for the sum of $450,000. Simultaneously with the closing, the Company entered into substantially similar leasing arrangements with Epolin Holding as then existed with the former owner of the property. Such new lease, effective November 1, 1996, was for a term of five years with three five year options with annual rent of $97,740 subject to annual adjustments based on increases in the Consumer Price Index. The first five year option has been exercised which has extended the lease to October 31, 2006. Such rent includes real estate taxes and insurance expenses. In January 1998, Epolin Holding became a wholly-owned subsidiary of the Company.

Effective November 1, 2002, the Company began to sublease approximately 2,500 square feet of its space to a non-related party to operate an optics and security inks laboratory at an annual rent of $36,000. Such sublease is for an initial term of five years with one five year option.

Item 3. Legal Proceedings.

In December 2000, two individuals (each a former director and former employee of the Company) instituted suit in the Superior Court of New Jersey, Bergen County-Law Division, against the Company and the other directors of the Company alleging claims pursuant to their past employment as well as a derivative claim, as minority stockholders. Such claims included breach of contract, civil rights, age discrimination, wrongful termination, infliction of emotional distress and a shareholder derivative claim. In June 2003, the Company executed an agreement which settled the lawsuit and the action has been dismissed. The settlement terms included a lump sum payment to the plaintiffs in the amount of $312,000. In addition, the Company agreed to buy back 126,500 shares owned by one of the plaintiffs for the aggregate amount of $69,575 ($0.55 per share). All such settlement payments have been made, and the 126,500 shares have been bought back. During the quarter ended November 30, 2003, the Company was reimbursed a portion of the settlement payments from its insurance company in the amount of $118,560. Although the Company has denied and continues to deny all claims asserted in the lawsuit, Management determined, in conjunction with advice of counsel, that it was in the best interests of the Company and its stockholders to settle the action on the terms as agreed taking into account various factors including the uncertainty and risks inherent in any litigation.

Other than the foregoing matter, there are no other material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

Market Information

The Company's Common Stock is presently being traded in the over-the-counter market under the symbol "EPLN" and is listed on the OTC Bulletin Board. The following chart sets forth the range of the high and low bid quotations for the Company's Common Stock for each period indicated. The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.

Period	**Bid Prices**	
Fiscal year ended February 29, 2004:	**High**	**Low**
March 1, 2003 to May 31, 2003	$.70	$.52
June 1, 2003 to Aug. 31, 2003	$.55	$.43
Sept. 1, 2003 to Nov. 30, 2003	$.58	$.49
Dec. 1, 2003 to Feb. 29, 2004	$.56	$.52
Fiscal year ended February 28, 2003:	**High**	**Low**
March 1, 2002 to May 31, 2002	$.80	$.55
June 1, 2002 to Aug. 31, 2002	$.70	$.59
Sept. 1, 2002 to Nov. 30, 2002	$.69	$.45
Dec. 1, 2002 to Feb. 28, 2003	$.69	$.46

Holders

As of April 23, 2004, there were approximately 292 stockholders of record of the Company's Common Stock. This does not reflect persons or entities that hold their stock in nominee or "street name".

Dividends

During fiscal 2004, the Company paid two cash dividends, the first being $.02 per share in August 2003 and the second being $.02 per shares in February 2004. During the fiscal year ended February 28, 2003, the Company also paid two cash dividends, the first being $.04 per share in July 2002 and the second being $.03 per share in January 2003. Prior thereto, and during the fiscal year ended February 28, 2002, the Company also paid two cash dividends, the first being $.03 per share in June 2001 (which represented the first time that a cash dividend was paid by the Company) and the second being $.04 per share in February 2002.

Recent Sales of Unregistered Securities

In fiscal 2003, the Company issued 37,500 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $9,375.

In fiscal 2004, the Company issued 137,500 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $29,375.

All of such shares were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, for "transactions by the issuer not involving any public offering".

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Equity compensation plans not approved by security holders	392,000	$0.29	458,000
Total	392,000	$0.29	458,000

Item 6. Management's Discussion and Analysis or Plan of Operation.

The following discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this report and is qualified in its entirety by the foregoing.

Executive Overview

Epolin, Inc. (the "Company") is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of dyes and dye formulations. The Company's business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Applications for these dyes cover several markets that include laser protection, welding, sunglasses, optical filters, glazing and imaging and security inks and tagants. The Company also manufactures specialty chemicals for certain United States chemical manufacturers.

The Company has succeeded in growing over the last decade based on the development, application and manufacture of near infrared dyes. Although the Company does not rely upon patents for protection of its dye business, no competitors, to the Company's knowledge, actively market near infrared dyes without bundling the dyes as part of another product. The Company's dyes can be uniquely formulated to each customer's specifications and manufactured in the Company's own facility. In addition, the Company holds a broad range of dyes in inventory for immediate sale.

The Company sells its products to manufacturers of plastics/resins, credit cards, electronics, glass and other basic materials. The Company's customers are located in all regions of the world, although approximately 80% of its sales are domestic. As the service economy continues to dwarf the manufacturing sector in the United States, the Company anticipates that its products will be increasingly used by manufacturers located abroad. While the Company sells to over 100 accounts per year, its top four customers accounted for approximately 65% of the sales for fiscal 2004. Sales have remained at a fairly constant level in the last few fiscal years.

We recently contracted with an outside firm to help us develop a business plan that could serve as a guide for future growth of the Company. Management realized that some of our product line was reaching maturity and it was of importance to know where we could direct our resources for greatest impact on the marketplace.

For example, the areas in which we achieved our initial growth had been in sales to the welding industry for use in safety lenses and shields. We continue to maintain a strong presence as a dye supplier to this market segment. However, as an outcome of automation and a slowdown in economic activity in the heavy industry sector, demand worldwide has reached a plateau. As a result, much of the industry has moved overseas to producers mostly in the Far East. To maintain our hold on these markets we now offer fully formulated dye packages which can be used by the lens manufacturer simply by adding the package to polycarbonate and injection molding the final product. Greater emphasis has recently been placed on sales and marketing in order to grow our business in security inks and coatings. We are also working with customers who bring to our attention unique requirements for near infrared dyes. In our research and development efforts our chemists have developed a number of heat stable and compatible visible light dyes which can be used in combination with the infrared dyes. We have also been able to duplicate the laminating conditions used by credit card manufacturers for color development and to confirm that the cards produced from these inks will meet ISO and industry standards.

Results of Operations

The following table sets forth operations data expressed as a percentage of sales.

	Years Ended	
	February 29, 2004	February 28, 2003
Sales	100%	100%
Cost of sales and expenses:		
Cost of sales	30.3	36.0
Selling, general and administrative	29.1	29.5
Total	59.4	65.5
Operating Income	40.6	34.5
Income before taxes	42.1	36.0
Net income (after taxes and extraordinary item)	21.7	21.7

Sales

Sales increased from $2,691,000 for the year ended February 28, 2003 to $2,734,000 for the year ended February 29, 2004, a minor increase of $42,000 or 1.6%.

Cost of Sales and Expenses

Cost of sales decreased $139,000, to $830,000 for the year ended February 29, 2004 from $969,000 for the year ended February 28, 2003. Selling, general and administrative expenses increased slightly to $796,000 for the year ended February 29, 2004 from $793,000 for the year ended February 28, 2003, an increase of $3,000. The total of cost of sales and expenses for the year ended February 29, 2004 was $1,626,000 as compared to $1,762,000 for the year ended February 28, 2003, a decrease of $136,000. Such decrease was primarily due to the reduced cost of sales for fiscal 2004 as compared to fiscal 2003 principally the result of the elimination of a deferred compensation liability of $108,000 due to two former employees of the Company.

Operating Income

Operating Income for fiscal 2004 increased to $1,108,000 from $930,000 for fiscal 2003, an increase of $178,000. This change was primarily due to the slight increase in sales for fiscal 2004 compared to fiscal 2003 along with reduced total cost in sales and expenses of $136,000.

Other Income

Total other income for fiscal 2004 was $43,000 as compared to $39,000 for fiscal 2003. During fiscal 2004, the Company realized $36,000 in rental income as compared to $12,000 in rental income for fiscal 2003. Effective November 1, 2002, the Company began to sublease approximately 2,500 square feet of its space to a non-related party to operate an optics and security inks laboratory at an annual rent of $36,000. The Company's interest income decreased from $21,000 in fiscal 2003 to $7,000 in fiscal 2004 primarily as a result of reduced cash on hand and lower interest rates available for cash on hand in fiscal 2004 compared to fiscal 2003.

Income

During the fiscal year ended February 29, 2004, the Company reported income before taxes of $1,151,000 as compared to income before taxes of $968,000 for the year ended February 28, 2003. Income taxes were $449,000 for fiscal 2004 compared to $385,000 for fiscal 2003. Net income after taxes and an extraordinary item for a litigation settlement (see below) was $592,000 or $0.05 per share for the year ended February 29, 2004 as compared to net income after taxes of $583,000 or $0.05 per share for the year ended February 28, 2003. Although the Company realized an increase in operating income of $178,000 in fiscal 2004 compared to the prior year, the Company also suffered an extraordinary item of $110,000 for a litigation settlement (net of income tax benefit of $83,000) in fiscal 2004, for which there was not a comparable item in fiscal 2003. The settlement resulted from a litigation commenced in December 2000 by two individuals (each a former director and former employee of the Company). This settlement included a lump sum payment to the plaintiffs in such action in the amount of $312,000. In addition, the Company bought back 126,500 shares owned by one of the plaintiffs for the aggregate amount of $69,575 ($0.55 per share). During the quarter ended November 30, 2003, the Company was reimbursed a portion of the settlement proceeds from its insurance company in the amount of $118,560.

Net income in future years will be dependent upon our ability to increase revenues faster than we increase our selling, general and administrative expenses, research and development expense and other expenses. We anticipate such expenses will remain at a fairly constant level in the next year, and we are encouraged that recently shipped development quantities of dyes to certain new customers will lead to new ongoing business for the Company's products. Of course, there can be no assurance that such will be the case.

Liquidity and Capital Resources

The Company's primary source of funds is cash flow from operations in the normal course of selling products. On February 29, 2004, the Company had working capital of $1,896,000, a debt to equity ratio of 0.17 to 1, and stockholders' equity of $2,618,000. On February 29, 2004, the Company had $548,000 in cash and cash equivalents, total assets of $3,067,000 and total liabilities of $449,000.

The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that its current cash and cash equivalents together with projected cash flows from operations and projected revenues will be sufficient to satisfy its contemplated cash requirements for more than the next 12 months.

Inflation has not significantly impacted the Company's operations.

Significant Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with generally accepted auditing standards in the United States of America. Our significant accounting policies are described in Note B to the consolidated financial statements included elsewhere herein.

Other Information

In August 2001, the Board of Directors of the Company authorized a 500,000 share stock repurchase program. Pursuant to the repurchase program, the Company may purchase up to 500,000 shares of its common stock in the open market or in privately negotiated transactions from time to time, based on market prices. The Company indicated that the timing of the buyback of the Company's shares will be dictated by overall financial and market conditions and other corporate considerations. The repurchase program may be suspended without further notice. During the fiscal year ended February 29, 2004, a total of 184,000 shares were repurchased at a cumulative cost of $103,405 which included 125,500 shares repurchased from one of the plaintiffs in the settlement of the aforesaid litigation. During the fiscal year ended February 28, 2003, a total of 32,500 shares were repurchased at a cumulative cost of $18,624 while during the fiscal year ended February 28, 2002, a total of 30,000 shares were repurchased at a cumulative cost of $14,837. Under a previous stock repurchase program authorized in March 1998, which permitted the Company to repurchase up to $150,000 of the Company's outstanding shares of common stock, the Company had repurchased from April 1998 through December 2000 a total of 574,700 shares at a cumulative cost of $148,641.

During fiscal 2004, the Company paid two cash dividends, the first being $.02 per share in August 2003 and the second being $.02 per shares in February 2004. During the fiscal year ended February 28, 2003, the Company also paid two cash dividends, the first being $.04 per share in July 2002 and the second being $.03 per share in January 2003. Prior thereto, and during the fiscal year ended February 28, 2002, the Company also paid two cash dividends, the first being $.03 per share in June 2001 (which represented the first time that a cash dividend was paid by the Company) and the second being $.04 per share in February 2002.

Murray S. Cohen, the Company's Chairman of the Board and Chief Executive Officer, recently announced his intention to step down as Chief Executive Officer at an undetermined future date, while continuing to remain as Chairman of the Board and Chief Scientist for the Company. Dr. Cohen has indicated that he will remain as Chief Executive Officer until such time that the Company finds a suitable replacement and, in this regard, the Board of Directors recently formed a search committee. Nevertheless, insofar that the Company is confident that it will be able to find a suitable replacement and together with Dr. Cohen's intention not to step down as Chairman of the Board and that he will remain involved with the business as Chief Scientist for the Company, the Company believes that such change will not have a material adverse effect of the Company's business operations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.

Item 7. Financial Statements.

See the Financial Statements annexed to this report.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 8A. Controls and Procedures.

The Company's Chief Executive Officer and Principal Financial Officer have reviewed the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon this review, such officers believe that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in this report. There have been no significant changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

Set forth below are the present directors and executive officers of the Company. Note that there are no other persons who have been nominated or chosen to become directors nor are there any other persons who have been chosen to become executive officers. There are no arrangements or understandings between any of the directors, officers and other persons pursuant to which such person was selected as a director or an officer. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Officers serve at the discretion of the Board of Directors.

Name	**Age**	**Present Position and Offices**	**Has Served as Director Since**
Murray S. Cohen	78	Chairman of the Board, Chief Executive Officer, Secretary and Director	1984

James Ivchenko	64	President and Director	1993
Claire Bluestein	77	Director	1984
Morris Dunkel	75	Director	1984
James R. Torpey, Jr.	54	Director	2001

During fiscal 2004 (and prior thereto, since July 2001), Peter Kenny also served as a director of the Company. Subsequent to the end of fiscal 2004, Mr. Kenny resigned as a director due to personal reasons.

None of the directors and officers is related to any other director or officer of the Company.

Set forth below are brief accounts of the business experience during the past five years of each director and executive officer of the Company and each significant employee of the Company.

MURRAY S. COHEN has served as Director, Chief Executive Officer and Chairman of the Board of the Company since June 1984 and Secretary since March 2001. From June 1984 to August 1994, Dr. Cohen was also President. From January 1978 through May 1983, Dr. Cohen was the Director of Research and Development for Apollo Technologies Inc., a company engaged in the development of pollution control procedures and devices. Dr. Cohen was employed as a Vice President and Technical Director of Borg-Warner Chemicals from 1973 through January 1978, where his responsibilities included the organization, project selection and project director of a 76 person technical staff which developed materials for a variety of plastic products. He received a Bachelor of Science Degree from the University of Missouri in 1949 and a Ph.D. in Organic Chemistry from the same institution in 1953.

JAMES IVCHENKO has served as Director of the Company since September 1993, President since August 1994, and from February 1992 to August 1994, he was Technical Director and Vice President of Operations. Prior thereto, Mr. Ivchenko was employed by Ungerer & Co. as Plant Manager for the Totowa, New Jersey and Bethlehem, Pennsylvania facilities from May 1988 to May 1991. Mr. Ivchenko has over 30 years of experience in the flavor, fragrance and pharmaceutical intermediate industry. He received his Bachelor of Arts Degree, Masters of Science and Masters of Business Administrations from Fairleigh Dickinson University in New Jersey.

CLAIRE BLUESTEIN has served as Director of the Company since June 1984. Since 1999, Dr. Bluestein has been retired. Prior thereto, she was president and sole shareholder of Captan Associates, Inc., a company engaged in the development of materials for commercial applications of radiation curing technology. Dr. Bluestein has been issued several patents by the United States Department of Commerce, Trademark and Patent Offices and has published a variety of chemistry related articles. Dr. Bluestein received her Bachelor of Arts Degree from the University of Pennsylvania in 1947. In 1948 she received a Master of Science Degree and in 1950 a Ph.D. in Organic Chemistry from the University of Illinois.

MORRIS DUNKEL has served as Director of the Company since June 1984. Since 1992, he has been Vice President and Technical Director of Elan Chemical Inc., a chemical company in the flavor and fragrances industry. From 1976 through 1983, Dr. Dunkel was employed by Tenneco Chemicals, Inc., a firm engaged in chemical production activities, in the capacities of manager and director of Tenneco's organic chemicals research and development division. Dr. Dunkel has been issued several United States patents and has published numerous articles relating to chemical processes. He received a Bachelor of Science Degree in 1950 from Long Island University. Dr. Dunkel received a Master of Science Degree from Brooklyn College in 1954 and Ph.D. in Organic Chemistry from the University of Arkansas in 1956.

JAMES R. TORPEY, JR. has served as Director of the Company since July 2001. Mr. Torpey is President of Madison Energy Consultants. From 1995 to 2002, he was Director of Technology Initiatives at First Energy/GPU, Chairman of the Solar Electric Power Association, and President and member of the Board of Directors of GPU Solar, Inc. He is currently a member of the U.S. Department of Energy Solar Industry Advisory Board. Mr. Torpey received his Masters of Business Administration from Rutgers University in 1991.

Code of Ethics

The Company intends to consider adoption of a Code of Ethics during the current fiscal year. The Code, which will be applicable to its Chief Executive Officer and senior financial executives, will be designed to deter wrong-doing and promote honest and ethical behavior, full, fair, timely, accurate and understandable disclosure, and compliance with applicable laws. Following adoption, a copy of the Code of Ethics will be provided to any person without charge upon written request to the Secretary of the Company at its executive offices, 358-364 Adams Street, Newark, New Jersey 07105.

Item 10. Executive Compensation.

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended February 29, 2004, February 28, 2003 and February 28, 2002, of those persons who were, at February 29, 2004 (i) the chief executive officer and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (the named executive officers):

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Restricted Stock Awards**	**Shares Underlying Options**
Murray S. Cohen	2004	$249,197(1)(3)	$29,500	0	20,000
Chairman of the	2003	$227,146(1)(3)	$32,000	0	0
Board and Chief	2002	$204,356(1)(3)	$31,000	0	50,000
Executive Officer					
James Ivchenko	2004	$229,002(2)(3)	$25,000	0	20,000
President	2003	$208,097(2)(3)	$27,000	0	0
	2002	$186,864(2)(3)	$25,900	0	50,000

---

(1) Includes compensation of $74,016, $63,837 and $52,416 for 2004, 2003 and 2002, respectively, due to Murray S. Cohen based upon the Company's sales for fiscal 2003, 2002 and 2001 paid in fiscal 2004, 2003 and 2002, respectively, as determined under his employment contract. Does not include, however, compensation due to Dr. Cohen based upon the Company's sales for fiscal 2004 as determined under his employment contract which will be paid in fiscal 2005 which will be in the amount of $82,017.

(2) Includes compensation of $60,559, $51,070 and $40,768 for 2004, 2003 and 2002, respectively, due to James Ivchenko based upon the Company's sales for fiscal 2003, 2002 and 2001 paid in fiscal 2004, 2003 and 2002, respectively, as determined under his employment contract. Does not include, however, compensation due to Mr. Ivchenko based upon the Company's sales for fiscal 2004 as determined under his employment contract which will be paid in fiscal 2005 which will be in the amount of $68,347.

(3) Does not include other deferred compensation arrangements for each of Dr. Cohen and Mr. Ivchenko. See "Deferred Compensation/Employment Contracts and Change in Control Arrangements" below.

Stock Option Plans

The Company previously adopted the 1986 Employees' Stock Option Plan (the "1986 Plan"). As of April 1996, options may no longer be granted under the 1986 Plan. Under the terms of the 1986 Plan, options granted thereunder could be designated as options which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), or options which do not so qualify. In December 1995, options to acquire up to 490,000 shares of the Company's Common Stock were granted under the 1986 Plan. Such options had an expiration date of December 1, 2005. In fiscal 2002, options to acquire 185,000 shares of the Company's Common Stock were exercised under the 1986 Plan. In prior years, options to acquire 270,000 shares of the Company's Common Stock were exercised under the 1986 Plan. In addition, options to acquire 35,000 shares under the 1986 Plan have lapsed. As a result, as of February 29, 2004, there are no outstanding options under the 1986 Plan.

In December 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") for employees, officers, consultants or directors of the Company to purchase up to 750,000 shares of Common Stock of the Company (the "1998 Plan Option Pool"). In September 2001, the Board of Directors increased the size of the 1998 Plan Option Pool to 1,500,000 shares. Options granted under the 1998 Plan shall be non-statutory stock options which do not meet the requirements of Section 422 of the Code. Under the terms of the 1998 Plan, participants may receive options to purchase Common Stock in such amounts and for such prices as may be established by the Board of Directors or a committee appointed by the Board to administer the 1998 Plan. As of February 29, 2004, options to acquire 1,042,000 shares of the Company's Common Stock have been granted under the 1998 Plan and 458,000 options were available for future grant. To date, options to acquire 575,000 shares of the Company's Common Stock have been exercised and options to acquire 75,000 shares have been cancelled under the 1998 Plan.

The following tables set forth certain information with respect to stock options granted to the persons named in the Summary Compensation Table during the fiscal year ended February 29, 2004.

Option Grants in Fiscal 2004

Individual Grants

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Market Price on Date of Grant[(1)]	Expiration Date
Murray S. Cohen	20,000	12.3%	$.35	$19,750	2/9/2014
James Ivchenko	20,000	12.3%	$.35	$19,750	2/9/2014

(1) Based on the average of the closing bid and asked prices of the Company's Common Stock on the date of grant. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of the Common Stock over the exercise price on the date the option is exercised.

The following table set forth certain information as to each exercise of stock options during the year ended February 29, 2004, by the persons named in the Summary Compensation Table and the fiscal year-end value of unexercised options:

Aggregated Option Exercises in Fiscal 2004 and Year-End Option Value

	Shares Acquired On Exercise	Value Realized[1]	Number of Securities Underlying Unexercised Options at February 29, 2004		Value of Unexercised In-the-Money Options at February 29, 2004[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Murray S. Cohen	25,000	$7,250	25,000	20,000	$5,500	$2,400
James Ivchenko	25,000	$7,125	25,000	20,000	$5,500	$2,400

(1) Based on the average of the closing bid and asked prices of the Company's Common Stock on the date of exercise, minus the exercise price, multiplied by the number of shares exercised. The amounts reflected in this table may never be obtained.

(2) Based on the average of the closing bid and asked prices of the Company's Common Stock as of February 29, 2004, minus the exercise price, multiplied by the number of shares underlying the options. The amounts reflected in this table may never be obtained.

Compensation of Directors

In fiscal 2002, the Company began to pay all directors $750 for each board meeting attended. Previous thereto, and since the Company's inception, no director received any cash compensation for his services as such. Directors have always been and will continue to be reimbursed for reasonable expenses incurred on behalf of the Company.

Deferred Compensation/Employment Contracts and Change in Control Arrangements

Pursuant to a deferred compensation agreement, as amended, entered into with James Ivchenko, President of the Company, the Company has agreed to pay Mr. Ivchenko $32,000 per year for ten consecutive years commencing the first day of the month following Mr. Ivchenko reaching the age of 65. The obligation is being funded with a life insurance policy owned by the Company.

Effective as of March 1, 1999, the Company entered into a ten year employment agreement with Mr. Ivchenko. Pursuant thereto, Mr. Ivchenko shall be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. In addition thereto, Mr. Ivchenko shall receive as additional compensation a certain percentage (as set forth below) of the Company's annual gross sales up to but not exceeding annual gross sales of $3 million. Such percentage starts at 1.50% for the fiscal year ended February 29, 2000 and increases by 0.25% per year during the term of the agreement. In the event of death or disability, the agreement provides that Mr. Ivchenko or his estate will receive 100% of his annual salary and additional compensation as described above for the fiscal year during which he died or became disabled, and 50% of his annual salary and annual additional compensation which he would had received (if not for his death or disability) for the remainder of the ten year term.

Effective as of March 1, 1999, the Company also entered into a ten year employment agreement with Murray S. Cohen, Chairman of the Board and Chief Executive Officer of the Company. Pursuant thereto, Dr. Cohen shall be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. In addition thereto, Dr. Cohen shall receive as additional compensation a certain percentage (as set forth below) of the Company's annual gross sales up to but not exceeding annual gross sales of $3 million. Such percentage starts at 2.00% for the fiscal year ended February 29, 2000 and increases by 0.25% per year during the term of the agreement. In the event of death or disability, the agreement provides that Dr. Cohen or his estate will receive 100% of his annual salary and additional compensation as described above for the fiscal year during which he died or became disabled, and 50% of his annual salary and annual additional compensation which he would had received (if not for his death or disability) for the remainder of the ten year term. The Company had previously entered into a deferred compensation agreement in June 1998 with Dr. Cohen which provided for the payment of certain funds to Dr. Cohen for a period of ten years beginning two weeks after the date of his retirement. Such agreement was terminated in connection with the execution of the employment agreement with Dr. Cohen. In addition to the foregoing, Dr. Cohen will be entitled to receive $79,041 upon his retirement in connection with a deferred compensation agreement entered into in January 1996 which was terminated in June 1998. Such amount will be paid to Dr. Cohen upon retirement either in equal consecutive monthly payments for a period not exceeding 60 months or a single payment which will be at the discretion of the Company.

The Company does not have any termination or change in control arrangements with any of its named executive officers.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as April 23, 2004, certain information with regard to the record and beneficial ownership of the Company's Common Stock by (i) each stockholder owning of record or beneficially 5% or more of the Company's Common Stock, (ii) each director individually, (iii) all officers and directors of the Company as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Murray S. Cohen[(1)]*	1,895,958	16.0%
James Ivchenko[(2)]*	1,469,587	12.4%
Claire Bluestein[(3)]*	995,155	8.4%
Morris Dunkel[(3)]*	250,000	2.1%
James R. Torpey, Jr.[(3)]*	37,500	**
Santa Monica Partners, L.P.[(4)]	825,900	7.0%
All Officers and Directors as a Group (5 persons)	4,648,200	38.8%

* The address for each is 358-364 Adams Street, Newark, New Jersey 07105.

** Less than 1%.

(1) Includes 1,845,958 shares held by Dr. Cohen and 25,000 shares held by the wife of Dr. Cohen. Also, includes 25,000 shares which Dr. Cohen has the right to acquire within 60 days pursuant to

the exercise of options granted under the 1998 Plan. In addition, Dr. Cohen has options granted under the 1998 Plan to acquire an additional 20,000 shares which are not exercisable within 60 days. Does not include 1,000,000 shares owned by three grandchildren of Dr. Cohen, for which shares Dr. Cohen had previously held a proxy.

(2) Includes 1,005,000 shares held by Mr. Ivchenko and 439,587 held by Mr. Ivchenko and his wife, as joint tenants. Also, includes 25,000 shares which Mr. Ivchenko has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan. In addition, Mr. Ivchenko has options granted under the 1998 Plan to acquire an additional 20,000 shares which are not exercisable within 60 days. Does not include 320,000 shares owned by Mr. Ivchenko's children, for which shares Mr. Ivchenko had previously held a proxy.

(3) Includes 25,000 shares which each has the right to acquire within 60 days pursuant to the exercise of options granted under the 1998 Plan. In addition, each has options granted under the 1998 Plan to acquire an additional 10,000 shares which are not exercisable within 60 days.

(4) This information is based solely upon information reported in filings made to the SEC on behalf of Santa Monica Partners, L.P. The address for Santa Monica Partners, L.P. is 1865 Palmer Avenue, Larchmont, New York.

The Stockholders Agreement

Pursuant to a Stockholders Agreement executed in October 2002, each member of the Board of Directors has provided the Company with certain rights of refusal in the event any of such individuals desire to sell any of the shares of the Company's Common Stock which any of them hold of record or beneficially. Excluded from such restrictions are gifts in which the proposed donee agrees to be bound to the Stockholders Agreement and transfers by will or the laws of descent, provided the shares remain subject to said restrictions. In addition, shares may be transferred by such individuals with the prior approval of the Board of Directors of the Company (or any committee authorized by the Board to give such approval).

Item 12. Certain Relationships and Related Transactions.

See Part III, Item 10, "Deferred Compensation/Employment Contracts and Change in Control Arrangements" above for information on the transactions described therein.

Item 13. Exhibits and Reports on Form 8-K.

(a) Exhibits.

3.1 Epolin Inc.'s certificate of incorporation as amended [1]
3.2 Epolin Inc.'s by-laws[1]
4.1 Specimen certificate for common stock[1]
31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)
31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)
32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

---

(1) Filed with the Company's Form S-18 Registration Statement SEC File 33-25405-NY.

(b) Reports on Form 8-K.

Listed below are reports on Form 8-K filed during the last quarter of the period covered by this report:

None.

Item 14. Principal Accountant Fees and Services.

The following is a summary of the fees billed to us by the principal accountants to the Company for professional services rendered for the fiscal years ended February 29, 2004 and February 28, 2003:

Fee Category	Fiscal 2004 Fees	Fiscal 2003 Fees
Audit Fees	$45,165	$44,170
Audit Related Fees	$0	$0
Tax Fees	$3,000	$3,000
All Other Fees	$0	$0
Total Fees	$48,165	$47,170

Audit Fees. Consists of fees billed for professional services rendered for the audit of our financial statements and review of interim consolidated financial statements included in quarterly reports and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

Audit Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees".

Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include preparation of federal and state income tax returns.

All Other Fees. Consists of fees for product and services other than the services reported above.

Pre-Approval Policies and Procedures

Prior to engaging its accountants to perform a particular service, the Company's Board of Directors obtains an estimate for the service to be performed. All of the services described above were approved by the Board of Directors in accordance with its procedures.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EPOLIN, INC.
(Registrant)

By: /s/ Murray S. Cohen
Murray S. Cohen,
Chief Executive Officer

Dated: May 21, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Murray S. Cohen Murray S. Cohen	Chief Executive Officer, Chairman of the Board, Secretary and Director (Principal Executive Officer)	5/21/2004
/s/ James Ivchenko James Ivchenko	President and Director (Principal Financial Officer)	5/21/2004
/s/ Claire Bluestein Claire Bluestein	Director	5/21/2004
/s/ Morris Dunkel Morris Dunkel	Director	5/21/2004
/s/ James R. Torpey, Jr. James R. Torpey, Jr.	Director	5/28/2004

EPOLIN, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 29, 2004
AND FEBRUARY 28, 2003

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
EPOLIN, INC. AND SUBSIDIARY
Newark, New Jersey

We have audited the accompanying Consolidated Balance Sheets of Epolin, Inc. and it's wholly owned Subsidiary as of February 29, 2004 and February 28, 2003 and the related Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years ended February 29, 2004 and February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Epolin Inc. and Subsidiary as of February 29, 2004 and February 28, 2003 and the results of its operations and cash flows for the years ended February 29, 2004, and February 28, 2003 in conformity with generally accepted accounting principles.

IWA FINANCIAL CONSULTING LLC
Livingston, NJ 07039

March 24, 2004

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

ASSETS

	February 29, 2004	February 28, 2003
Current assets:		
Cash and cash equivalents	$ 547,930	969,477
Accounts receivable	643,581	371,461
Inventories	757,767	629,312
Notes receivable	-	14,139
Prepaid expenses	128,035	140,982
Deferred tax assets-current portion	3,710	2,260
Total current assets	2,081,023	2,127,631
Plant, property and equipment - at cost:		
Land	81,000	81,000
Building	369,000	369,000
Machinery and equipment	243,111	222,581
Furniture and fixtures	12,223	12,223
Leasehold improvements	600,679	553,280
Total	1,306,013	1,238,084
Less: Accumulated depreciation and amortization	716,081	687,420
Net plant, property and equipment	589,932	550,664
Other assets:		
Deferred tax assets-non current portion	229,417	283,116
Cash value - life insurance policy	166,772	128,586
Total other assets	396,189	411,702
Total	$ 3,067,144	3,089,997

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	February 29, 2004	February 28, 2003
Current liabilities:		
Accounts payable	$ 1,259	6,410
Accrued expenses	178,090	158,922
Taxes payable:		
Payroll	1,719	1,737
Income	3,708	403
Total current liabilities	184,776	167,472
Other liabilities - Deferred compensation	264,011	347,558
Total liabilities	448,787	515,030
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, $15.513 par value; 940,000 shares authorized; none issued		
Preferred stock, series A convertible non-cumulative, $2.50 par value; redemption price and liquidation preference; 60,000 shares authorized; 5,478 shares issued and redeemed		
Common stock, no par value; 20,000,000 shares authorized; 12,704,000 and 12,554,000 shares issued, 11,840,355 and 11,894,355 shares outstanding at 2004 and 2003, respectively	2,333,933	2,304,558
Paid-in capital	6,486	6,486
Retained earnings	570,120	452,700
Total	2,910,539	2,763,744
Less: Treasury stock-at cost	292,182	188,777
Total stockholders' equity	2,618,357	2,574,967
Total	$ 3,067,144	3,089,997

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

	2004	2003
Sales	$ 2,733,892	2,691,497
Cost of sales and expenses:		
Cost of sales	829,504	968,876
Selling, general and administrative	796,460	793,103
Total	1,625,964	1,761,979
Operating income	1,107,928	929,518
Other income:		
Rental income	36,000	12,000
Interest	7,003	20,664
Gain on sale of assets	-	6,200
Total other income	43,003	38,864
Income before taxes	1,150,931	968,382
Income taxes	448,536	385,165
Income before extraordinary item	702,395	583,217
Extraordinary item - litigation settlement (net of income tax benefit of $83,179)	110,261	-
Net income	$ 592,134	583,217
Per share data:		
Basic earnings per common share	0.05	0.05
Fully diluted earnings per common share	0.05	0.05
Weighted average number of common shares outstanding	11,972,459	11,891,105

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

	Common Stock	Additional Paid-in-Capital	Retained Earnings Deficit	Treasury Costs	Stockholders' Equity
Balance - March 1, 2002	$ 2,295,183	6,486	701,963	(170,153)	2,833,479
Common stock issued for stock option	9,375	-	-	-	9,375
Dividends paid	-	-	(832,480)	-	(832,480)
Treasury stock purchased	-	-	-	(18,624)	(18,624)
Net income	-	-	583,217	-	583,217
Balance - February 28, 2003	$ 2,304,558	6,486	452,700	(188,777)	2,574,967
Balance - March 1, 2003	$ 2,304,558	6,486	452,700	(188,777)	2,574,967
Common stock issued for stock option	29,375	-	-	-	29,375
Dividends paid	-	-	(474,714)	-	(474,714)
Treasury stock purchased	-	-	-	(103,405)	(103,405)
Net income	-	-	592,134	-	592,134
Balance - February 29, 2004	$ 2,333,933	6,486	570,120	(292,182)	2,618,357

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 592,134	583,217
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	28,661	26,521
Deferred tax expense	52,249	5,420
Obligation under deferred compensation agreement	(83,547)	24,078
Gain on sale of assets	-	(6,200)
(Increase) decrease in:		
Accounts receivable	(272,120)	(5,626)
Inventories	(128,455)	13,325
Prepaid expenses	12,947	(99,853)
Increase (decrease) in:		
Accounts payable	(5,151)	(14,164)
Accrued expenses	19,168	9,516
Taxes payable	3,287	(108,205)
Net cash provided by operating activities	219,173	428,029
Cash flows from investing activities:		
Increase in cash value - life insurance policy	(38,186)	(17,656)
Sale of equipment	-	8,000
Notes receivable	14,139	(14,139)
Payments for equipment	(67,929)	(110,903)
Net cash used by investing activities	(91,976)	(134,698)

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

YEARS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

	2004	2003
Cash flows from financing activities:		
Proceeds from issuance of common stock	29,375	9,375
Dividends paid	(474,714)	(832,480)
Treasury stock purchased	(103,405)	(18,624)
Net cash used by financing activities	(548,744)	(841,729)
Decrease in cash	(421,547)	(548,398)
Cash and cash equivalents:		
Beginning	969,477	1,517,875
Ending	$ 547,930	969,477
Supplemental information:		
Income taxes paid	$ 281,400	472,800

The accompanying notes are an integral part of these statements.

NOTE A - ORGANIZATION AND BASIS OF PRESENTATION:

The Company is engaged in the development, production and sale of near infrared dyes to the optical industry for laser protection and welding applications and other dyes and specialty chemical products that serve as intermediates and additives used in the adhesive, plastic, aerospace, credit card security and protective documents industries to customers located in the United States and throughout the world.

The Company's wholly owned Subsidiary, Epolin Holding, Corp., was incorporated in New Jersey as a real estate holding company whose assets consist of land and a building. Prior to being acquired on January 29, 1998, two officers/stockholders of the Company controlled it.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents - Includes cash in bank and money market accounts for purposes of preparing the Statement of Cash Flows.

Concentrations of Credit Risks - The Company and its Subsidiary had cash deposits in a financial institution and brokerage house in excess of the amount insured by agencies of the federal government in amounts of $628,000 and $1,145,000 at February 29, 2004 and February 28, 2003, respectively. In evaluating this credit risk, the Company periodically evaluates the stability of the financial institution and brokerage house.

Inventories - Consists of raw materials, work in process, finished goods and supplies valued at the lower of cost or market under the first-in, first-out method.

Fair Value of Financial Instruments – The carrying amount of all reported assets and liabilities, which represent financial instruments, approximate the fair values of such amounts due to the nature of their relatively short maturity.

Plant, Property and Equipment - Stated at cost. Provisions for depreciation are computed on the straight-line and declining balance methods, based upon the estimated useful lives of the various assets.

The costs of major renewals and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed and any related gain or loss is reflected in earnings.

Depreciation and amortization expense totaled $28,661 and $26,521 for the years ended February 29, 2004 and February 28, 2003, respectively.

EPOLIN, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation - The accompanying Consolidated Financial Statements include the accounts of the Company and Subsidiary. Intercompany transactions and balances have been eliminated in consolidation. Condensed consolidating financial statements for the years ended February 29, 2004 and February 28, 2003 are:

CONDENSED CONSOLIDATING BALANCE SHEET

	Epolin	Epolin Holding	Eliminations	Consolidated
Current assets	$ 1,905,290	175,733	-	2,081,023
Non-current assets	1,158,146	523,934	(695,959)	986,121
Total	$ 3,063,436	699,667	(695,959)	3,067,144
Total liabilities	445,079	175,658	(171,950)	448,787
Stockholders' equity:				
Common stock	2,333,933	-	-	2,333,933
Additional paid-in capital	6,486	-	-	6,486
Retained earnings	570,120	524,009	(524,009)	570,120
Treasury stock	(292,182)	-	-	(292,182)
Total stockholders' equity	2,618,357	524,009	(524,009)	2,618,357
Total	$ 3,063,436	699,667	(695,959)	3,067,144

CONDENSED CONSOLIDATING STATEMENT OF INCOME

	Epolin	Epolin Holding	Eliminations	Consolidated
Sales	$ 2,733,892	-	-	2,733,892
Other revenue	-	133,740	(97,740)	36,000
Total	2,733,892	133,740	(97,740)	2,769,892
Cost of sales	829,504	-	-	829,504
Selling, general and administrative	990,936	13,525	(97,740)	906,721
Total	1,820,440	13,525	(97,740)	1,736,225
Operating income	913,452	120,215	-	1,033,667
Other income - interest	5,623	1,380	-	7,003
Income before taxes	919,075	121,595	-	1,040,670
Income taxes	437,627	10,909	-	448,536
Net income	$ 481,448	110,686	-	592,134

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income taxes – The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", wherein the asset and liability method is used in accounting for income taxes. Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and for income tax purposes. Temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment and deferred compensation.

Stock Option Plans – The Company measures compensation cost for stock options using the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." As permitted by FASB Statement of Financial Accounting Standards No. 123, and explained in Note G, compensation expense is recognized only to the extent that the market price for stock options granted exceeds the exercise price of the underlying common stock at the date of grant. As of February 29, 2004 market price in excess of exercise price of certain options was deemed immaterial to the financial statements

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Revenue is recorded on the accrual basis and is recognized at the point of sale as products are shipped.

Source of Raw Materials – The Company purchases chemicals from several large chemical manufacturers, further processing them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and availability of such raw materials is widespread.

Advertising Costs – Advertising costs, included in operating expenses, are expensed as incurred. Advertising expenses amounted to $15,591 and $10,208 for the years ended February 29, 2004 and February 28, 2003, respectively.

Regulations – The Company expended approximately $18,117 to maintain compliance with certain Federal and State and City government regulations relative to the production of near infrared dyes and specialty chemicals.

Net Income Per Share - Basic net income per share is calculated on the basis of the weighted average number of shares outstanding during the period, excluding dilution. Diluted net income per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares arising from the assumed exercise of stock options.

NOTE C - ECONOMIC DEPENDENCY:

A material portion of the Company's business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 29, 2004, approximately 65.3% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 42.0% of sales. During the year ended February 28, 2003, approximately 52.6% of sales were to four customers, three of these customers, located in the Eastern United States, accounted for 43.4% of sales.

NOTE D – RENTAL INCOME UNDER SUBLEASE:

The Company entered into a sublease agreement with a non-related party effective November 1, 2002 for a five-year term ending October 31, 2007. Under the terms of the lease, the tenant is to pay a base rent of $36,000 per year. In addition, the tenant is to reimburse the Company for all costs and expenses incurred by the Company for improvements to such leased property in excess of $75,000. The excess amount was recorded on the balance sheet as a note receivable. Payments on the note were $2,500 a month including interest of 6% a year. The note was paid in full as of August 31, 2003.

NOTE E - INVENTORIES:

	2004	2003
Raw materials and supplies	$ 45,960	51,743
Work in process	219,337	178,659
Finished goods	492,470	398,910
Total	$757,767	629,312

NOTE F - INCOME TAXES:

	2004	2003
1. Federal and State deferred tax assets include:		
Temporary differences – principally from accelerated amortization of leasehold improvements for book purposes and deferred compensation	$233,127	285,376
Current portion	3,710	2,260
Non-current portion	$229,417	283,116

NOTE F - INCOME TAXES (continued):

2. Income tax expense:

	2004	2003
Current:		
Federal	$316,517	297,962
State	79,770	81,783
Total current	396,287	379,745
Deferred:		
Federal	41,600	4,009
State	10,649	1,411
Total deferred	52,249	5,420
Total	$448,536	385,165

3. Reconciliation of income tax at the statutory rate to the Company's effective rate:

	2004	2003
Computed at the statutory rate	$350,119	310,561
State income taxes (net)	79,770	81,783
(Increase) Decrease in deferred tax asset	52,249	(5,420)
General business credits	(24,535)	(27,584)
Non-deductible items	(9,067)	25,825
Effective tax	$448,536	385,165

NOTE G - EMPLOYEE BENEFITS:

Simplified Employee Pension Plan – Effective June 1, 1994, covering all eligible participating employees as defined. Employer contributions totaled $37,568 and $26,387 for the years ended February 29, 2004 and February 28, 2003, respectfully.

Incentive Compensation Plan – On December 1989, the Company approved the 1989 Incentive Compensation Plan for the purpose of attracting and retaining key personnel. All employees of the Company are eligible to participate in the plan whereby incentive bonuses are determined by the Board of Directors and payable in shares of common stock. Shares issued are determined at fifty percent of the closing bid price, vested, and delivered over a three-year period. During the year ended February 28, 1999, 20,000 shares of common stock were issued covering a previously awarded bonus to an employee on May 18, 1998.

NOTE G - EMPLOYEE BENEFITS (continued):

Employee Option Plan – The Company previously adopted The 1986 Stock Option Plan. As of April 1996, no options were granted. Under the terms of the Plan, options granted could be designated as portions, which qualify for incentive stock option treatment under Section 422A of the Internal Revenue Code of 1986, as amended, or options, which do not qualify. On December 1, 1995, options to acquire up to 490,000 shares of the Company's common stock were granted and expire on December 1, 2005. Options exercised for all prior years totaled 455,000. Options totaling 35,000 expired for all prior years. There were no outstanding options as of February 29, 2004.

The Company adopted the 1998 Stock Option Plan on December 1, 1998. Under the terms of the plan, the Company reserved 750,000 shares of common stock for issuance pursuant to the exercise of options to be granted under the Plan, which do not meet the requirements of Section 422 of the Code. On September 15, 2001, the Board of Directors increased the reserve to 1,500,000. Options granted expire five or ten years after the date granted and are subject to a vesting period as follows: (1) none exercisable prior to the first anniversary of the date of grant, and (2) each of the options will become exercisable as to 50% of the shares underlying the option on each of the first and second anniversaries of the date granted. Options exercised for all prior years totaled 437,500. Options cancelled for all prior years totaled 75,000.

A summary of the status of the Company's 1998 stock option plan as of February 29, 2004, and the changes during the year ending February 29, 2004 is presented below:

Fixed Options:	Shares	Weighted-Average Exercise Price
Balance – March 1, 2002	380,000	$ .24
Granted	25,000	.30
Exercised	(37,500)	.25
Balance – February 28, 2003	367,500	.25
Granted	162,000	.35
Exercised	(137,500)	.24
Balance – February 29, 2004	392,000	$.29
Exercisable at February 29, 2004	230,000	
Weighted-average fair value of options granted during the year	$ .25	

NOTE G - EMPLOYEE BENEFITS (continued):

The following table summarizes information about fixed stock options outstanding at February 29, 2004:

Outstanding Options			Exercisable Options	
Range of Exercise Price	Number Outstanding at 2/29/04	Weighted-average Remaining Contractual Life	Number Exercisable at 2/29/04	Weighted-average Exercise Price
$.25	205,000	2.7 years	205,000	$ .25
.30	25,000	3.8	25,000	.30
.35	162,000	10.0	81,000	.35

There are 458,000 options attributable to future grants.

NOTE H – TREASURY STOCK:

Consists of 863,645 shares as of February 29, 2004 at a net cost of $292,182.

The Company made purchases of 184,000 shares during the year ended February 29, 2004.

NOTE I – RESEARCH AND DEVELOPMENT:

Amounts of $374,348 and $292,229 were included in cost of sales for the years ended February 29, 2004 and February 28, 2003, respectively. All costs were borne by the Company.

NOTE J – ACQUISITIONS:

On January 29, 1998, the Company acquired 100% of stock in Epolin Holding Corp.

NOTE K - ENVIRONMENTAL MATTERS

The Company's past and present daily operations include activities, which are subject to extensive federal, and state environmental and safety regulations. Compliance with these regulations has not had, nor does the Company expect such compliance to have, any material effect upon expected capital expenditures, net income, financial condition or competitive position of the Company. The Company believes that its current practices and procedures comply with applicable regulations. The Company's policy is to accrue environmental and related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. No such amounts have been accrued in these statements.

NOTE L – COMMITMENTS AND CONTINGENCIES:

Losses for contingencies such as litigation and environment al matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income.

LEASE OBLIGATIONS:

The company leases its real estate under an operating lease with a related party. The lease effective November 1, 1996 was for a term of five (5) years with three (3) five (5) year options at annual rentals of $97,740. The Cost of Living Index adjustment effective with the second year has been waived by the subsidiary. Rent includes reimbursed insurance costs. Generally, management expects that the lease will be renewed in the normal course of business.

Rental expense charged to operations, eliminated in consolidation, amounted to $97,740 for the years ended February 29, 2004 and February 28, 2003, respectively.

Future minimum payments for the current option period:

Fiscal years ending February:	
2005	$97,740
2006	97,740
2007	97,740
2008	97,740
2009	65,160

NOTE L – COMMITMENTS AND CONTINGENCIES (continued):

Deferred Compensation – On December 29, 1995, the Company entered into a deferred compensation agreement with an officer whose additional annual compensation of $19,645 plus interest is deferred until he reaches age 65 or is terminated. The obligation is being funded by a life insurance policy. Annual payments to the officer of $32,000 for ten consecutive years shall commence the first day of the month following his 65th birthday or termination.

On January 1, 1996, the Company entered into a deferred compensation agreement with another officer wherein $25,000 per year was accrued. This agreement, with unfunded accruals of $79,041 terminated on June 25, 1998, and will be paid upon retirement in either equal consecutive monthly payments for a period not exceeding sixty (60) months or a single payment equal to the then present value of the account, said selection to be at the discretion of the Company.

Effective March 1, 1999, the Company adopted deferred compensation agreements for two of its former employees. Under the term of the agreement, each employee would receive one twenty sixth (1/26) of fifty percent (50%) of their annual salary (excluding bonuses) as of the date of retirement. Each has a death-vesting schedule. These agreements are no longer operative as a result of the settlement of the lawsuit, which had been instituted by such two former employees, the terms of which are detailed under Note N.

Deferred compensation of $24,080 was charged to operations for the years ended February 29, 2004 and February 28, 2003, respectively.

Employment Agreements – Effective March 1, 1999, the Company entered into ten-year employment agreements with officers/directors:

Murray S. Cohen, PhD, Chairman of the Board and Chief Executive Officer - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 2.00% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

James Ivchenko, President - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 1.5% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

NOTE M – STOCK DIVIDENDS:

In July 2003, the Company's Board of Directors declared a cash dividend of two cents per share on all common shares outstanding. The dividend was paid on August 29, 2003 to shareholders of record August 15, 2003. In February 2004, the Company's Board of Directors declared a cash dividend of two cents per share on all common shares outstanding. The dividend was paid on February 27, 2004 to shareholders of record February 23, 2004.

NOTE N – EXTRAORDINARY ITEM:

In December 2000, two individuals (each a former director and former employee of the Company) instituted suit in the Superior Court of New Jersey, Bergen County-Law Division, against the Company and the other directors of the Company alleging claims pursuant to their past employment as well as a derivative claim, as minority stockholders. Such claims included breach of contract, civil rights, age discrimination, wrongful termination, infliction of emotional distress and a shareholder derivative claim. In June 2003, the Company executed an agreement, which settled the lawsuit, and the action has been dismissed. The settlement included a lump sum payment to the plaintiffs in the amount of $312,000. In addition, the Company agreed to buy back 126,500 shares owned by one of the plaintiffs for the aggregate amount of $69,575 ($0.55 per share) as treasury stock. The Company has been reimbursed a portion of the settlement payments from its insurance company in the amount of $118,560.

The lump sum payment resulted in an extraordinary loss of $110,261, net of income tax benefit of $83,179.